Exhibit 99.2

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

Company Announcement

COPENHAGEN, Denmark; February 26, 2021 – Genmab A/S (Nasdaq: GMAB) - In accordance with Article 19 of Regulation No. 596/2014 on Market Abuse and Implementing Regulation 2016/523, this document discloses the data of the transactions made in Genmab A/S (Nasdaq: GMAB) made by managerial employees and their closely associated persons.

The company’s managerial employees and their closely associated persons have given Genmab A/S power of attorney on their behalf to publish trading in Genmab shares by the company’s managerial employees and their closely associated persons.

Please find below a statement of such trading in shares issued by Genmab A/S

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jan G. J. van de Winkel
2.	Reason for the notification
a)	Position/status	President & Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Restricted Stock Units related to shares of Genmab A/S DK0010272202
b)	Nature of the transaction	Grant of Restricted Stock Units
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	12,077
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside the market

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 14
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/11
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anthony Pagano
2.	Reason for the notification
a)	Position/status	Executive Vice President & Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Restricted Stock Units related to shares of Genmab A/S DK0010272202
b)	Nature of the transaction	Grant of Restricted Stock Units
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	5,405
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside the market

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 14
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/11
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Judith Klimovsky
2.	Reason for the notification
a)	Position/status	Executive Vice President & Chief Development Officer
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Restricted Stock Units related to shares of Genmab A/S DK0010272202
b)	Nature of the transaction	Grant of Restricted Stock Units
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	7,268
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside the market

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 14
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 3/11
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anthony Mancini
2.	Reason for the notification
a)	Position/status	Executive Vice President & Chief Operating Officer
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Restricted Stock Units related to shares of Genmab A/S DK0010272202
b)	Nature of the transaction	Grant of Restricted Stock Units
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	5,467
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside the market

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 14
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 4/11
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Peter Storm Kristensen
2.	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Restricted Stock Units related to shares of Genmab A/S DK0010272202
b)	Nature of the transaction	Grant of Restricted Stock Units (as employee of Genmab A/S, not as board member)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	128
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside the market

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 14
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 5/11
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Rima Bawarshi Nassar
2.	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Restricted Stock Units related to shares of Genmab A/S DK0010272202
b)	Nature of the transaction	Grant of Restricted Stock Units (as employee of Genmab US, Inc., not as board member)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	895
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside the market

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 14
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 6/11
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mijke Zachariasse
2.	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Restricted Stock Units related to shares of Genmab A/S DK0010272202
b)	Nature of the transaction	Grant of Restricted Stock Units (as employee of Genmab B.V., not as board member)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	118
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside the market

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 14
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 7/11
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Peter Storm Kristensen
2.	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	N/A
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Warrants related to shares of Genmab A/S DK0010272202
b)	Nature of the transaction	Grant of warrants (as employee of Genmab A/S, not as board member)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	137
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside the market

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 14
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 8/11
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Rima Bawarshi Nassar
2.	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	N/A
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Warrants related to shares of Genmab A/S DK0010272202
b)	Nature of the transaction	Grant of warrants (as employee of Genmab US, Inc., not as board member)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	954
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside the market

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 14
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 9/11
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mijke Zachariasse
2.	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	N/A
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Warrants related to shares of Genmab A/S DK0010272202
b)	Nature of the transaction	Grant of warrants (as employee of Genmab B.V., not as board member)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	126
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2021-02-26
f)	Place of the transaction	Outside the market

About Genmab

Genmab is an international biotechnology company with a core purpose to improve the lives of patients with cancer. Founded in 1999, Genmab is the creator of multiple approved antibody therapeutics that are marketed by its partners. The company aims to create, develop and commercialize differentiated therapies by leveraging next-generation antibody technologies, expertise in antibody biology, translational research and data sciences and strategic partnerships. To create novel therapies, Genmab utilizes its next-generation antibody technologies, which are the result of its collaborative company culture and a deep passion for innovation. Genmab’s proprietary pipeline consists of modified antibody candidates, including bispecific T-cell engagers and next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. The company is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 14
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 10/11
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

Contact:
Marisol Peron, Senior Vice President, Global Investor Relations & Communications

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® and Kesimpta® are trademarks of Novartis AG or its affiliates. DARZALEX® and DARZALEX FASPRO® are trademarks of Janssen Pharmaceutica NV. TEPEZZA® is a trademark of Horizon Therapeutics plc.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 14
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 11/11
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122